Shearman & Sterling LLP
FAX: +55 11 3702-2224 www.shearman.com WRITER’S DIRECT NUMBER: +55 11 3702-2203 WRITER’S EMAIL ADDRESS: ajanszky@shearman.com October 16, 2008	FARIA LIMA FINANCIAL CENTER AVENIDA BRIGADEIRO FARIA LIMA, 3400 04538-132 SÃO PAULO—SP BRAZIL +55 11 3702-2200	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SHANGHAI SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Fax: 202.772.9205

Telemig Celular Participações S.A.,
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 27, 2008
File No. 1-14483

Dear Mr. Spirgel:

Telemig Celular Participações S.A., (the “Company”) has received the Staff’s comment letter dated August 28, 2008 concerning the above-referenced filing on Form 20-F.  On behalf of the Company, we advise you as follows regarding your comments as noted below:

SEC Comment No. 1.

Consolidated Statements of Cash Flows, page F-10

1.
It appears that you classify the changes in judicial deposits as cash flows provided by or used in operating activities in your statements of cash flows.  Describe for us the nature of these judicial deposits and tell us how you determined their classification under the guidance in SFAS 95.

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Response to Comment No. 1

The judicial deposits made by the Company mainly relate to its lawsuits regarding Value Added Tax on Sales and Services, or ICMS, and the Telecommunications Inspection Fund, or FISTEL, as described in “Item 8A.  Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings,” of the Company’s Form 20-F and in Note 14 of its consolidated financial statements as of and for the year ended December 31, 2007.

As of December 31, 2007 the Company was judicially challenging the imposition of these charges.  As these charges were originally seen to be legally enforceable, the Company made a provision and has been depositing into court the respective amounts related to these charges on a monthly basis.

It should be noted that if a final decision is rendered against the Company, the deposits will be considered as payment to the government of the charges due, and no additional penalties will be imposed on the Company.  In certain cases, the government authorities may be granted a court permission to withdraw the deposited funds before the final court decision is reached by granting the Company the right to compensate future tax payments up to the restated amount of withdrawn funds.  As a result, if a favorable judgment is obtained, the Company will probably reclassify the judicial deposits as recoverable tax assets on the Company’s balance sheet, to be credited against future taxes liabilities, since the government may not have immediate cash available to be returned to the company.  Therefore, since the Company does not expect the deposits to be returned to it as immediately after the resolution of the lawsuits for the reasons mentioned above, the Company believes the deposits should be considered as prepayments of the related taxes and fees.

Therefore, based on the explanation above, as well as on the provisions of paragraphs 21, 23 (c) and 23 (e) of SFAS 95, the Company believes that changes to its judicial deposits are operational in nature since they produce effects similar to payments of taxes on revenue assessed over the Company’s operations and as such, the Company believes that they should be presented as changes in operating activities in its statements of cash flows for the three-year periods ended December 31, 2005, 2006 and 2007.

SEC Comment No. 2.

Note 3. Summary of Significant Accounting Policies, page F-16
(k) Revenue recognition, page F-19

2.
Explain to us in more detail the nature of the rate plans that include the feature whereby unused credits are available for future use.  Clarify the timing of your revenue recognition for these unused credits, including your determination of the amount of revenue to be deferred.

Response to Comment No. 2.

The Company’s mobile plans can be divided into two categories: postpaid and prepaid mobile plans.  Prepaid plan customers purchase in advance cards that contain a specified number of airtime credits that can normally be used within the 180-day period after the prepaid card is activated.  Postpaid plans subscribers pay a monthly fee to enroll in one of the Company’s rate plans and are invoiced monthly after services have been provided to them.

The nature of the rate plans that include the feature whereby unused credits are available for future use are described below.

Prepaid Plans

Minutes purchased by customers of the Company’s prepaid plans through the activation of their prepaid cards that are not used as of the end of each month are deferred and recorded as current liabilities on the Company’s balance sheet, based on their expected realization.  Revenue is recognized on the Company’s income statement as the services are provided, based on airtime usage or when the customer’s credit expires.

The amounts to be deferred are determined according to the Company’s automated controls available through the prepaid customer credit platform, which shows the actual amount of credits purchased but not yet used by the customers.

Postpaid Plans

The Company recognizes revenue for its postpaid plans as the services are provided, based on airtime usage.  Unbilled revenues from the billing date to month-end are measured and recognized as revenue during the month in which the service was provided.  The Company’s postpaid plans do not have unused credits which would require deferral of revenues, except for the Plano Controle mentioned below.

The Company developed a postpaid plan known as Plano Controle to provide its customers with a tool to control their monthly expenditures by establishing a contractual cap for the amount of their bills, based on a pre-determined usage level.  Once the cap is reached, customers may continue to use the Company’s services, but as a prepaid customer instead.  Revenue is recognized as the services are provided, based on airtime usage.  Unused prepaid credits acquired after the cap is reached are deferred and recognized as revenue in the same manner as described above for the Company’s prepaid plans.

The Company believes it records its revenues from telecommunication services in accordance with Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition.  The Company will adjust its disclosure related to its revenue recognition accounting policy to include the detailed description mentioned above in future filings to comply with your Comment No. 2.

SEC Comment No. 3.

Note 7. PIS and COFINS Taxes Recoverable, page F-26

3.
Tell us why you have classified the credit obtained as a result of your successful legal action regarding the constitutionality of the increase in the calculation base of PIS and COFINS as an offset to “Financial expense.”  In this regard, we note your disclosure at page 38 that you classify these types of taxes as deductions from revenues.  In addition, clarify when the legal action was settled and tell us why you recorded gains in both 2006 and 2007.

Response to Comment No. 3.

Please note that the Company did not record gains in this regard in 2007, therefore the Company responds to this comment respecting the gains recorded in 2006 and 2005.

On November 27, 1998, the method for calculating the amount of contribution required under PIS and COFINS (taxes on revenues) was modified by Law No. 9,718.  Among other modifications, the law increased the amounts of PIS and COFINS due from the Company by including financial revenues in the calculation methodology.  The Company believed these increases to be unconstitutional because according to the Brazilian Constitution, a greater quorum than the one prevailing for the approval of Law No. 9,718 was necessary in order to increase the PIS and COFINS contributions.  In addition, Law No. 9,718 was made effective before the expiration of the required 90-day waiting period.  As a result, the Company and its operating subsidiary, Telemig Celular S.A., or Telemig Celular, filed lawsuits against these increases.

Before the enactment of Law No. 9,718, PIS and COFINS were originally levied on the Company’s gross operating revenue.  At that time, the Company’s accounting policies required that these taxes be recorded as sales deductions, since they are calculated based on gross revenue.  Law No. 9,718 broadened the calculation basis of PIS and COFINS, causing these taxes to be assessed on revenues of different natures, such as financial income.  Accordingly, the Company’s accounting policies were revised and it was determined that PIS and COFINS taxes should be accounted for as a reduction of the related income according to the nature of the revenue to be taxed.  As such, the Company concluded that the PIS and COFINS taxes calculated on the basis of its financial income from the date of enactment of Law No. 9,718 until the dates on which the final court decisions were rendered would be recorded in the Company’s financial statements as financial expenses.

As described in Note 7 to the Company’s consolidated financial statements, in 2005 Telemig Celular obtained a favorable decision in its lawsuit that challenged the constitutionality of Law No. 9,718.  As Telemig Celular obtained a favorable final and unappealable decision on December 19, 2005, Telemig Celular recognized the credit related to these taxes as current assets based on its expected realization in the amount of R$21,303 thousand, against “financial expense” in its statement of operations for the year ended December 31, 2005.

On February 3, 2006, the Company was successful in its own lawsuit that challenged the constitutionality of the increase in the calculation basis of PIS and COFINS mentioned above.  As the favorable decision was also final and unappealable, the Company recognized the credit related to these taxes as noncurrent assets based on their expected realization in the amount of R$16,622 thousand, against “financial expense” in its statement of operations for the year ended December 31, 2006.

Since those taxes had been originally recorded as financial expenses, the Company believes the respective gain should be recorded as a reduction of the expenses in accordance with US GAAP.  The Company will adjust its disclosure of Notes 7 and 23 to its consolidated financial statements to include a more detailed explanation on the allocation of the gains resulting from the lawsuits that challenged the constitutionality of Law No. 9,718 in future filings to comply with your Comment No. 3.

SEC Comment No. 4.

Note 11. Long-Term Debt, page F-28

4.
In light of the fact that the amortization of your unsecured senior notes may be accelerated in the event of a default by Amazônia Celular S.A., tell us how you determined that you were not obligated to record the entire amount of the notes (including the proceeds received by Amazônia Celular) upon the original issuance of the notes.  Describe for us your consideration of whether you and Amazônia Celular were considered co-issuers of the notes, which were issued as units.

Response to Comment No. 4.

As described in “Item 5B. Liquidity and Capital Resources,” on January 20, 2004 Telemig Celular issued US$80 million of 8.75% unsecured, unsubordinated and unconditional senior notes due 2009 (the “Telemig Celular notes”).  The issuance of the Telemig Celular notes was conducted together with an issuance by Amazônia Celular S.A., or Amazônia Celular, in the amount of US$40 million of 8.75% notes due 2009 (the “Amazônia Celular notes” and, together with the Telemig Celular notes, the “units”).  The units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers in the United States under Rule 144A of the Securities Act.

Under the Indenture, each US$1,000 in principal amount of the units includes US$666.67 in principal amount of Telemig Celular notes and US$333.33 in principal amount of Amazônia Celular notes and Telemig Celular and Amazônia Celular are expressly the sole obligors on their respective notes.

In spite of the cross-default provisions set forth in the Indenture, Telemig Celular and Amazônia Celular are not jointly responsible for the payment of the units since there is no provision in the Indenture that require Telemig Celular to guarantee or in any way backstop the payment of the Amazônia Celular notes in case of payment default on these notes.  In addition, if a cross-default event takes place Telemig Celular would only be liable for the amount related to the issuance of its notes and not for the amount related to the issuance of Amazônia Celular notes.  Even though the Telemig Celular notes and Amazônia Celular notes were issued in the same transaction, the note holders are in fact buying two different debt securities, each the sole obligation of its issuer, and therefore no additional liability should be consolidated in Telemig Celular’s financial statements.

******

In accordance with your request, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at +55 11 3702-2202, Vanda S. P. Bernardes at +55 11 3702-2203 or Mr. Roberto Oliveira de Lima of the Company at +55 11 7420-1172.

Very truly yours,

/s/ Andrew B. Jánszky

cc:	Melissa Hauber – Senior Staff Accountant – Securities and Exchange Commission
Carlos Pacho – Senior Assistant Chief Accountant - Securities and Exchange Commission
Roberto Oliveira de Lima – Chief Executive Officer and Investor Relations Officer – Telemig Participações S.A.
Janaina São Felicio – Investor Relations Manager – Telemig Participações S.A.
Paulo R. Marques Garrucho – Deloitte Touche Tohmatsu Auditores Independentes